SEC No 82 - 2142

Ref BTRsec/Rls Admin/Letters/2002/0460

02015842

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

RECEIVED
MAR 1 1 2002
143

25 February 2002

Dear Sirs,

SUPPL

12g3 – 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed Notification of Interests of Directors and Connected Persons concerning Richard N Haythornthwaite together with a press release annoucing Invensys plc's New Strategy.

Yours faithfully,

Rachel Spencer
Deputy Secretary

PROCESSED
MAR 2 9 2002
THOMSON
FINANCIAL

dlw 3/14

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Richard N Haythornthwaite (Chief Executive)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Smith & Williamson Nominee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

100,000

8) Percentage of issued class

0.0029%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 25p each

12) Price per share

98.75pence

13) Date of transaction

19 February 2002

14) Date company informed

19 February 2002

15) Total holding following this notification

200,000

16) Total percentage holding of issued class following this notification

0.0057%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and Communications, 020 7821 3712

25) Name of Company official responsible for making notification:

Anna Holland, Assistant Secretary

SEC No 82 - 2142

Press Releases

Contact:

Duncan Bonfield
Tel:
+44 (0)20 7821 3712
Fax:
+44 (0)20 7821 3709
Invensys plc

Simon Holberton
Tel:
+44 (0)20 7404 5959
Fax:
+44 (0)20 7831 2823
Brunswick

19 February 2002

Review of Invensys strategy

Key Features

- **Integrated Group with clear strategy to accelerate recovery**
- **2 core divisions - Production Management and Energy Management (total sales £4.0bn*)
– organised to deliver benefits to customers in specific attractive markets**
- **Development Division (sales £0.7bn*) to manage businesses with significant upside, pending clarification on strategic fit**
- **Sale of Industrial Components and Systems businesses (sales £2.3bn*) will drive down debt**
- **Key performance teams - customer relationships, service and project delivery, supply chain efficiency – and performance systems will follow through on initiatives**
- **Executive team to have nine new members**
- **Transformation to produce returns substantially above sale/break-up alternatives, with short-term margin improvement, market recovery and long-term growth**
- **Simplified, focused Group with higher quality of earnings, reduced debt, strong cash focus**

Chief Executive Rick Haythornthwaite commented:

"After a rigorous examination of our businesses and opportunities, we now have a clear understanding of today's smarter customers, tougher competitors and the risks and rewards before us.

"We were determined to challenge and fundamentally change our existing shape. What we have carved out is a more compact Group capable of both rapid rebound and sustainable long-term growth.

"This route delivers a substantial premium on value creation over all other options we examined."

**Estimated for year ending 31 March 2002 by annualising results for first half to 30 September 2001.*

Background

The early findings from our strategy review in November 2001 showed a good core of brands, products and people on which to build, backed by a large installed customer base. In certain sectors, these customers place a particularly high value on our deep understanding of their needs and our ability to apply our technology to deliver innovative solutions. At the same time, they cite poor execution as the main barrier to our becoming the partner they seek. And, whilst our businesses are mostly sound, our spread and complexity as a Group has hindered our transfer of knowledge and best practice, resulting in under-performance relative to our global peers.

Strategic Objectives

Throughout this review, the Board's objective has been to find the best option for creating shareholder value.

Any operational strategy would have to show a clear route for delivering returns favourable in comparison with the Group's international peers. This would involve reducing the span of businesses to those where the market growth potential is attractive and sector leadership is attainable. Revenues would have to be driven more by the provision of solutions and services valued by customers than by the manufacture of products that are increasingly commoditised. Financially, the strategy would need to achieve substantial debt reduction without destruction of shareholder value. Above all, the leadership team must put in place the management and systems to ensure accountability and therefore delivery. Investors must be given transparency as to targets, progress and reporting of performance going forward.

With these objectives in mind, the Executive team tested a number of strategic alternatives for their fit with customers' needs, their potential for rapid recovery and their long-term options for shareholder value. We now have a clear operational strategy with plans for both immediate upside and attractive growth over the next three to five years. By organising around those benefits which our customers will value and which we can deliver, we will build leadership in specific markets with substantial opportunity for high-quality returns.

Strategy

A key finding of the review was that customers confirm an urgent need to get ever more performance out of their businesses. With the cost of failure, limitation and waste increasingly unacceptable, those companies able to provide greater reliability and capacity and measurable increases to productivity will become indispensable partners in their clients' future.

These are powerful drivers for growth. For instance, expenditure on performance management services for the oil and gas sector is expected to show 45%** compound annual growth over the next five years. For facilities management and energy information services, the rate is forecast at 20%** per year, with mounting pressure from global and national initiatives likely to take this higher.

Our review of the Group's strengths reveals that today we possess the industry knowledge, installed customer base and technology to build a commanding position in two specific areas

- The **Production Management Division** will comprise Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and have total sales of £1.6bn*. These businesses will provide production technologies and services to the sectors of oil, gas and chemicals; power generation; food, beverage and personal healthcare; and discrete and hybrid manufacturing.
- The **Energy Management Division** will combine Energy Solutions, Metering Systems, Appliance and Climate Controls and Power Systems, with total sales of £2.4bn*. It will address markets connected with power and energy infrastructure; and with buildings for industrial, commercial and residential usage. With energy an ever-growing environmental issue, pressure is rising through both cost and legislation to reduce demand and consumption. The management, reliability and continuity of energy supply are also critical issues in many sectors, from utilities to healthcare and data communications.

The Production and Energy Management Divisions thus address related customer needs and require excellence in similar skill sets. Together they enable customers to extract maximum return from minimum investment - whether in the effective performance of their own assets or the efficient management of rising costs, finite resources and environmental pressures.

The businesses in our **Development Division** (sales £0.7bn*) - Rail Systems, Wind Power (Hansen) and Power Components - enjoy strong positions in markets with high-growth potential. Despite serving different customers, they represent substantial options for our shareholders through their standalone strategies and will benefit from our support and investment. Each faces significant milestones in the near future which will clarify their ability to add value to the core Group over time.

The **Industrial Components and Systems Division** (total sales of £2.3bn*) consists of Rexnord, Flow Control, Fasco Motors, Sensor Systems, Drive Systems, BAE Automated Systems, Energy Storage and CompAir. Whilst these are good businesses, they fall outside the scope of the strategy and operate in consolidating markets. They will be managed separately through to disposal to ensure that

**Estimated for year ending 31 March 2002 by annualising results for first half to 30 September 2001*

***Source: Parthenon*

Performance recovery and strategy implementation

The reshaped Group offers substantial potential for recovery not only from cyclical upturn but more immediately through improvement of our operational performance. We know from our customers that for Invensys to transform itself from a provider of products and systems to the status of preferred partner we must

- present "one face" of Invensys, with integrated teams which refine our current offers of high-level consultancy, application knowledge and end-to-end solutions;
- manage those relationships with seamless links from supplier through to customer;
- deliver projects successfully to budget, targeted benefit and time;
- provide best-in-class "lifetime" services; and
- consistently deliver excellence in execution.

The Executive team has been substantially restructured to deliver the strategy. Each division will be led by a Chief Operating Officer (COO). Leo Quinn is appointed COO of the Production Management division and Bob Hitt as COO of Industrial Components and Systems. Recruitment is underway for leaders of the Energy Management and Development divisions.

Six new Executive positions have been created in addition to the existing functions of Finance, Legal, Corporate Marketing & Communication and Group Services/HR.

A **corporate development role** has been set up to provide greater process for strategic planning, performance management and technology consistency. Rod Powell has been appointed to head up this function.

Our four key areas to support operational improvement - Customer Development, Services Delivery, Project Management and Lean Supply Chain - will each be led by a member of the Executive team. Working with the businesses, they will establish networks and support systems to raise Group performance standards to external benchmarks, building where possible on our existing best practices.

- **Customer development** will develop our solutions-based selling, pricing policies and relationship management capabilities. This function will ensure that we identify and satisfy customer needs effectively and profitably from our full range of systems and services.
- **Services delivery** will provide the structure to support lowest-cost management and best-in-class response levels for our services globally. This function will ensure that service offerings are developed and driven to become a significant proportion of our total revenues and a prime source of customer loyalty.
- **Project management** will implement world-class project methodology through continual measurement and improvement of current projects. This function will ensure that Invensys has and deploys the project management resources to meet our customer promise.
- **Lean supply chain** will reduce transaction costs, streamline our procurement and minimise inventory levels for effective replenishment. This function will ensure that Invensys has the strong supplier relationships needed to support its customers at maximum profitability.

Shelley Stewart was appointed in November 2001 to head up our Lean Supply Chain. The other positions are being actively recruited, both internally and externally.

Finally, the **change management** office has been set up under the leadership of Alex Tregellas to ensure that the issues around change are carefully considered and addressed as our people and businesses move toward our new approach.

The new Group structure and related changes in responsibility will take effect from 1 May 2002.

Performance and risk management

As part of the review, we have carefully assessed the risks inherent in our plans. We are particularly alert to the need for effective early warning and fast reaction to any further short-term declines in our markets in order to mitigate their financial impact.

Probably our greatest challenge during this transition will lie in our ability to re-instil confidence in our people, clear away for them the current organisational barriers and develop the talent we will require, in step with our plans.

In recognition of these factors, we are introducing a new performance management system which will include

- metrics for each business, appropriately benchmarked against best-in-class;
- a framework of economic and market forecasting;
- planning cycles designed to produce ambitious goals and accountability;
- individual performance contracts;
- real rewards for success and real actions to address under-achievement;

all tied into formal processes for leadership development, career structure and succession planning.

Performance milestones

Our objective is to provide our investors with returns favourable in comparison with our international peers, characterised by

- delivery and maintenance of growth across the cycle averaging at least at twice GDP. Overall, the underlying growth in the markets served by the reshaped Group is projected at over 7%, against a rate of 3.5% for our current profile, within a currently low GDP environment. We intend to exceed this through aggressive share recapture;
- margin enhancement through business mix and performance improvement to that of best peers and beyond;
- strong cash conversion; and
- return on capital (including cash returns) substantially above our cost of capital.

These targets will be underpinned by individual metrics for our key capabilities set at levels consistent with best performance, regardless of sector. Areas to be benchmarked will include customer satisfaction and lifetime value, share of market and customer, project success rates, inventory turns, procurement costs, service response times and personnel utilisation. These metrics form a critical element of our 2002/03 planning process, which is nearing completion.

We expect our progress to have three phases:

- Tactical actions and early focus on the four key areas for operational improvement will rapidly improve margins net of restructuring costs.
- As our level of integration increases, we will be better able to take maximum advantage of recovery in cyclical markets over the mid-term.
- As we strengthen our relationships with customers in high-growth markets, the tangible benefits we provide to them will position the Group for sustainable long-term growth.

Recovery

In the year to 30 September 2001, the Group's operating margins fell from 13% to 8%. This was caused in part by market conditions, which were particularly severe in the telecom and IT sectors for Power Systems, the consumer end-markets for Controls Systems and from the US industrial downturn for Automation Systems. However, this was exacerbated by internal issues within Software Systems, where low-value contracts and poor project control resulted in loss-making business.

Although overheads have been reduced in all divisions during the downturn, our high operational gearing means that - with certain markets experiencing double-digit sales declines - it was impossible to avoid margin reduction at the gross contribution level without cancelling essential activities.

During this period, 11,000 jobs were removed. The issues in Software Systems are also being addressed systematically under new leadership with high-calibre sales and project executives. These actions will have primed our sales and cost base for a better performance as the market recovers, reinforced by our new performance initiatives. The latter will, for the first time, embed the disciplines of managing our customers, services, projects and supply chain into our operations with proper resource and skilled executives. In particular, a very structured rollout of pricing policies and levels of authority will ensure that at all times we attain the appropriate market price for our products, systems and services.

This combination of market recovery, reduced cost base and applied pricing, together with a proper infrastructure of relevant skills, will ensure that we maximise our performance in any upturn.

Restructuring and impairment

Ongoing restructuring activity will be limited in order to allow renewed outward focus on our customers. The focus going forward will be on enabling processes - rather than large plant closures and relocations – and on correct skills placement, rather than wholesale job reductions. In the short term, we expect annual operating restructuring costs of about 2% of sales, reducing to around 1% in the medium term.

In November we stated that assets might be impaired as a consequence of the changes in strategic direction. We have assessed the write-down required to reflect the fundamental reorganisation and refocusing of the Group's activities, as well as the impact of the extreme market downturn experienced by certain of our operations. Together these asset write-downs will amount to approximately £240m, representing impairments relating to fixed and long-term assets £125m, inventory £55m, trade and contr act receivables £40m and other current assets £20m. These write-downs have no cash impact and will be reported in the results for the period ending 31 March 2002, to be announced in May.

Financing

Reduction of the Group's indebtedness is and will remain a major focus. We will continue to drive cash generation by localising our cash action teams, by addressing both loss-making units and projects on a systematic basis, and through disposal of substantial non-strategic assets.

The strategy has identified a substantial group of assets that will not form part of our core and will be disposed of during the next financial year. The proceeds from these disposals should enable a reduction in debt of £1.5bn on completion. Additionally, the Group intends to diversify its sources of finance by issuing in the debt capital markets during 2002/03. This is not contingent on the Group retaining its investment grade credit ratings.

The Group communicates regularly with its relationship banks and has their support regarding its strategy and financing plans.

The final dividend will be determined in the context of performance for the second half and the prospects for the year ahead.

Current trading and outlook

Trading in the second half has been mixed, with early signs of recovery in appliance and climate controls offset by continued weakness in telecoms and IT. The results for the period are heavily dependent on the quarter-end trading; but the Board remains confident that the Group will exceed the requirement of its banking interest covenant at year-end.

Conclusion

This strategy will result in a fundamentally changed Invensys. As a Group, we now

have unambiguous goals. We will reshape our businesses to deliver clear benefits to our customers in order to transition our relationships from those of product supplier to lifetime partner.

Our first focus will be to achieve excellence in basic processes to restore financial performance. This will enable us to regain market share aggressively in cyclical recovery. Meanwhile, we will invest in and exploit Group strengths to build our businesses into leading players in markets with sustainable high growth.

With this strategy, Invensys is confident of delivering value to our shareholders well above that possible from the alternatives of immediate break-up or sale. At the same time, it will preserve and enhance their options, enabling them – through the phasing of expected performance improvement -to assess our progress clearly.

Contact:

Invensys plc
Victoria Scarth +44 (0) 20 7821 3712
Duncan Bonfield

Brunswick
Simon Holberton +44 (0) 20 7404 5959
Ben Brewerton

A presentation and webcast of the Group's strategy will take place at 09.00 am today at Vinopolis, No1 Bank End, SE1. All details of the announcement, presentation and webcast are available on www.invensys.com, or www.cantos.com together with a video interview with Chief Executive, Rick Haythornthwaite.

Safe Harbor
The information communicated in this documentation with respect to the Invensys financial outlook is forward looking and subject to risks and uncertainties. For this statement Invensys claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Notes
Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability. With close to 76,000 employees, Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas, and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Appliance and Climate Controls and Power Systems and focuses on markets connected with power and energy infrastructure and commercial and residential buildings.

FY 2000-01 SALES £m	Software Systems	Automation Systems	Power Systems	Control Systems	Disposal/ Discont.	**Total**
Production Management	1,320	240				1,560
Energy Management			850	1,780		2,630
Development		415	500			915
Industrial Components & Systems	20	1,025	475	555	390	2,465
Discontinued					290	290
Total	**1,340**	**1,680**	**1,825**	**2,335**	**680**	**7,860**

FY 2000-01 PBIT £m	Software Systems	Automation Systems	Power Systems	Control Systems	Disposal/ Discont.	**Total**
Production Management	45	25				70
Energy Management			95	280		375
Development		50	90			140
Industrial Components & Systems	-	175	65	105	-	345
Discontinued					5	5
Total	**45**	**250**	**250**	**385**	**5**	**935**

H1 01/02 SALES £m	Software Systems	Automation Systems	Power Systems	Control Systems	Disposal/ Discont.	**Total**
Production Management	665	105				770
Energy Management			345	875		1,220
Development		210	145			355
Industrial Components & Systems	10	495	220	260	165	1,150
Discontinued					75	75
Total	**675**	**810**	**710**	**1,135**	**240**	**3,570**

H1 01/02 PBIT £m	Software Systems	Automation Systems	Power Systems	Control Systems	Disposal/ Discont.	**Total**
Production Management	5	10				15
Energy Management			15	105		120
Development		25	(5)			20
Industrial Components & Systems	-	70	20	35	-	125
Discontinued					(5)	(5)
Total	**5**	**105**	**30**	**140**	**(5)**	**275**

Rounded to the nearest £5m